INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-60260 of StarBase Corporation (including the Rule 462(b) Registration Statement to register 2,130,950 shares of common stock) of our report dated June 18, 1999 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt about the ability of StarBase Corporation to continue as a going concern, as described in Note 2 to the financial statements), appearing in the Prospectus, which is a part of such Registration Statement, and to the references to us under the headings "Experts," "Selected Historical Financial Data," "Comparative Historical and Pro Forma Per Share Data" and "Selected Unaudited Pro Forma Combined Financial Information" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Costa Mesa, California
April 11, 2000